WALLACE RESOURCES, INC.
             13707 East 23rd Court * Spokane, Washington 99216-2801
                   Tel: (509) 535-5051 * Fax: (509) 535-0829
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           INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE
             SECURITIES EXCHANGE ACT OF 1934 AND SEC RULE 14F-1

                          NOTICE OF CHANGE IN THE
                      MAJORITY OF THE BOARD OF DIRECTORS

                              September 10, 2003

We are furnishing this Information Statement to all of our shareholders of record at the close of business on September 9, 2003 of our common stock, no par value.

This notice is required by Section 14(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Rule 14f-1 of the Securities and Exchange Commission ("SEC").

     NO VOTE OR OTHER ACTION BY WALLACE RESOURCES, INC.'S SHAREHOLDERS IS
      REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT. PROXIES ARE
                              NOT BEING SOLICITED.

                                  INTRODUCTION

         Wallace Resources, Inc., an Idaho corporation ("Wallace Resources"), has entered into an Agreement and Plan of Reorganization (the "Agreement") dated as of September 8, 2003 with Systems Evolution, Inc., a Texas corporation ("Systems Evolution") and Robert C. Rhodes, the majority securityholder of Systems Evolution ("Shareholder"). Systems Evolution is an IT outsourcing and systems integration company. Systems Evolution has developed an aggressive growth strategy based on a combination of organic growth, acquisition and the purchasing of clients' IT infrastructure that will make it one of the top 5 systems integrators in the Houston market by 2006 with a recognized, national presence by 2008. As a result of the acquisition, all securityholders of Systems Evolution will exchange all of the shares of Systems Evolution's common stock for a specified number of shares of Wallace Resources' common stock to be issued and Wallace Resources will acquire all of the issued and outstanding securities of Systems Evolution, making Systems Evolution a wholly-owned subsidiary of Wallace Resources.

         Under the Agreement, in connection with the acquisition, Robert C. Rhodes, President, Chief Executive Officer and Director of Systems Evolution will be appointed President, Chief Executive Officer and a Director of Wallace Resources. Lewis R. Higgins and Marjorie P. Almquist will resign from their respective positions of Wallace Resources upon Mr. Rhodes' appointment. Mr. Rhodes intends to appoint Patrick L. Anderson, Charles K. Stephenson, Sr., John
B. Dewberry and Michael M. Barbour as officers and additional directors. Messrs. Rhodes, Anderson, Dewberry, Stephenson and Barbour will not begin their terms until after the expiration of the ten day period beginning on the later of the date of the filing of this Information Statement with the SEC pursuant to Rule 14f-1 or the date of mailing of this Information Statement to Wallace Resources' shareholders and after completion of the acquisition.

         Because of the change in ownership and the composition of the board upon completion of the acquisition, there will be a change in control of Wallace Resources.

         The 1,131,077 shares of common stock of Wallace Resources issued and outstanding as of September 9, 2003 were reduced at a ratio of one new share for five old shares, resulting in a total of 226,215 shares of common stock outstanding. Because of the reduction, 3,901,481 outstanding warrants were automatically exercised for 6,750,000 shares of common stock, resulting in a total outstanding of 6,976,215 common shares. The common stock is Wallace Resources' only outstanding class of voting securities that would be entitled to vote for directors at a shareholders meeting if one were to be held, each share being entitled to one vote.

         Please read this Information Statement carefully. It describes the terms of the acquisition under the Agreement and its effect on Wallace Resources and contains biographical and other information concerning the executive officers and directors after the acquisition. Additional information about the acquisition and Systems Evolution is contained in Wallace Resources' Current Report on Form 8-K ("Form 8-K") dated September 9, 2003, which was filed with the SEC on September 10, 2003. All Wallace Resources filings, and exhibits thereto, may be inspected without charge at the public reference section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of this material also may be obtained from the SEC at prescribed rates. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding public companies that file reports with the SEC. Copies of Wallace Resources filings may be obtained from the SEC's website at http://www.sec.gov.


                 THE AGREEMENT AND PLAN OF REORGANIZATION

         As of September 9, 2003, Wallace Resources, Systems Evolution and Shareholder entered into an Agreement and Plan of Reorganization (the "Agreement") pursuant to which all securityholders of Systems Evolution will exchange all of the shares of Systems Evolution's common stock for a specified number of shares of Wallace Resources' common stock to be issued and Wallace Resources will acquire all of the issued and outstanding securities of Systems Evolution, making Systems Evolution a wholly-owned subsidiary of Wallace Resources. Capitalized terms used herein but not otherwise defined herein have the meanings ascribed to them in the Agreement.

         At the Effective Time, by virtue of the Exchange:

                           (a) 37,500,000 shares of common stock, no par value,
                  of the Wallace Resources (the "Wallace Resources Common Stock") shall be issued in exchange for all outstanding shares of capital stock of Systems Evolution (the "Systems Evolution Securities") issued and outstanding immediately prior to the Effective Time. Each share of Systems Evolution Securities shall be converted, into the right to receive a ratable portion of 37,500,000 shares (the "Exchange Ratio") of Wallace Resources Common Stock; provided, however, that, if between the date of this Agreement and the Effective Time the outstanding shares of Wallace Resources Common Stock shall have been changed from into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, the Exchange Ratio shall be correspondingly adjusted to the extent appropriate to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares (all such shares of Wallace Resources Common Stock being herein referred to as the "Wallace Resources Securities" or the "Exchange Consideration"); and

                           (b) each Share held in the treasury of Systems
                  Evolution and each Share owned by Wallace Resources or any direct or indirect wholly owned subsidiary of Wallace Resources or of Systems Evolution immediately prior to the Effective Time shall be cancelled and extinguished without any conversion thereof and no payment or distribution shall be made with respect thereto

         The Agreement contemplates that following the acquisition, Robert C. Rhodes, President, Chief Executive Officer and Director of Systems Evolution will be appointed President, Chief Executive Officer and a Director of Wallace Resources. Lewis R. Higgins and Marjorie P. Almquist will resign from their respective positions of Wallace Resources upon Mr. Rhodes' appointment. Mr. Rhodes intends to appoint Patrick L. Anderson, Charles K. Stephenson, Sr., John
B. Dewberry and Michael M. Barbour as officers and additional directors. Messrs. Rhodes, Anderson, Dewberry, Stephenson and Barbour will serve until their respective successors are elected and qualified.


                 PROPOSED CHANGE IN CONTROL OF WALLACE RESOURCES

         Giving effect to the acquisition and replacement of the officers and directors of Wallace Resources by the board of directors of Systems Evolution, and the issuance of Wallace Resources common stock to the Systems Evolution holders:

othe holders of Systems Evolution will own a majority of the outstanding voting stock of Wallace Resources;

o Messrs. Rhodes, Anderson, Dewberry, Stephenson and Barbour will be the only directors of Wallace Resources.

         As a result of the majority voting stock ownership of the Systems Evolution holders and director status, upon completion of the acquisition, Messrs. Rhodes, Anderson, Dewberry, Stephenson and Barbour will be in control of the business and affairs of Wallace Resources.


                            SYSTEMS EVOLUTION, INC.

         Systems Evolution is an IT outsourcing and systems integration company. Systems Evolution has developed an aggressive growth strategy based on a combination of organic growth, acquisition and the purchasing of clients' IT infrastructure that will make it one of the top 5 systems integrators in the Houston market by 2006 with a recognized, national presence by 2008.

         Systems Evolution was founded in 1993 to answer the pressing need for knowledge transfer in Client/Server development. In order to fulfill the promise of knowledge transfer, Systems Evolution added Powersoft and Microsoft certified classroom training capabilities in early 1994; by combining classroom training with architectural and project startup mentoring, Systems Evolution was in great demand by clients in all sectors of the national economy, including EDS (American Express Private Banking, AccuPlant, IES), Louisville Gas & Electric, Pepsi (KFC), and Valero.

         Systems Evolution's presence in the technology project recovery marketplace was well established by 1995. Clients as diverse as the U.S. Federal Reserve Board of Governors, Freddie Mac, and First Union Capital Markets retained Systems Evolution consultants to review project status and technology implementation. By 1996, a number of software manufacturers also began using Systems Evolution strategic technology consulting - including EAS Technologies, FocusSoft, and Sybase.

         Systems Evolution's 1997 entry into the Internet arena focused on mission critical Java development using the SilverStream application server. Leveraging our certified SilverStream training status as well as our respected status in the consulting arena, Systems Evolution is the leading Houston area consultancy with J2EE implementation experience. Our major clients since 1999 include Service Corporation International (SCI), Conoco Philips, Reliant Energy, and PG&E Gas Transaction Texas.

         Systems Evolution added a creative design and managed Internet hosting to our practices in 2001. Systems Evolution is also a recognized thought leader in the web services arena - recognized by Novell as well as clients such as Imperial Sugar Corporation and SCI.

         Systems Evolution's principal office is in Houston, Texas. Systems Evolution presently has ten full-time and three part time professionals, plus five board members.


                      SECURITY OWNERSHIP OF CERTAIN
                     BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth certain information, as of September 9, 2003, regarding beneficial ownership of Common Stock by (i) each person known by Wallace Resources to be the beneficial owner of more than 5% of the outstanding shares of its common stock, (ii) each current director, nominee and executive director of Wallace Resources, (iii) all current officers and directors as a group, and (iv) all proposed directors and officers of Wallace Resources after giving effect to the acquisition. The information is determined in accordance with Rule 13d-3 promulgated under the Exchange Act based upon information furnished by the persons listed or contained in filings made by them with the SEC. Except as otherwise indicated below, the shareholders listed possess sole voting and investment power with respect to their shares. Except as otherwise indicated in the table below, the business address of each of the persons listed is c/o Systems Evolution, Inc., 10707 Corporate Drive, Suite 156, Stafford, Texas 77477.

--------------------------------------------- ------------------------------------ --------------------------------------
                                                      Current Holdings(1)              After Closing Acquisition(2)
--------------------------------------------- ------------------------------------ --------------------------------------

--------------------------------------------                      Percentage of                          Percentage of
              Name and Address                     Amount             Total              Amount              Total
            of Beneficial Owner
--------------------------------------------- ------------------ ----------------- -------------------- -----------------
Lewis R. & Gloria J. Higgins                      1,317,246            26%              2,278,836             5.1%
13707 East 23rd Court
Spokane, WA 99216-2801
--------------------------------------------- ------------------ ----------------- -------------------- -----------------
Marjorie P. Almquist                               450,100             8.9%              778,673              1.8%
P.O. Box 463
Mullan, ID 83846
--------------------------------------------- ------------------ ----------------- -------------------- -----------------
Ronald L. Allen                                   1,317,246            26%              2,278,836             5.1%
3031 West 22nd Ave.
Spokane, WA 99224
--------------------------------------------- ------------------ ----------------- -------------------- -----------------
Current executive officers and directors (2       1,767,346           34.9%             3,057,509             6.9%
directors)
--------------------------------------------- ------------------ ----------------- -------------------- -----------------
Robert C. Rhodes                                      0                 0%             27,178,000            61.1%
--------------------------------------------- ------------------ ----------------- -------------------- -----------------
Patrick L. Anderson                                   0                 0%              8,560,000            19.2%
--------------------------------------------- ------------------ ----------------- -------------------- -----------------
Charles K. Stephenson, Sr.                            0                 0%               17,120              0.04%
--------------------------------------------- ------------------ ----------------- -------------------- -----------------
John B. Dewberry                                      0                 0%                  0                  0%
--------------------------------------------- ------------------ ----------------- -------------------- -----------------
Michael M. Barbour                                    0                 0%                  0                  0%
--------------------------------------------- ------------------ ----------------- -------------------- -----------------
Proposed executive officers and directors             0                 0%             35,755,120            80.34%
(5 directors)
--------------------------------------------- ------------------ ----------------- -------------------- -----------------
TOTAL                                             1,767,346           34.9%            38,812,629            87.24%
--------------------------------------------- ------------------ ----------------- -------------------- -----------------

(1) Reflects 5,032,558 shares of Wallace Resources common stock outstanding as of August 4, 2003.
(2) Reflects 44,476,215 shares of Wallace Resources common stock outstanding after the closing of the acquisition.


                     DIRECTORS AND EXECUTIVE OFFICERS

         We expect that on or about September 21, 2003, the business combination will be completed and the current directors of Wallace Resources, Lewis R. Higgins and Marjorie P. Almquist will be replaced by Robert C. Rhodes, Patrick
L. Anderson, Charles K. Stephenson, Sr., John B. Dewberry and Michael M. Barbour. The following table sets forth information regarding Wallace Resources' current executive officers and directors and the proposed executive officer and directors of Wallace Resources after the acquisition.

Current Executive Officers and Directors

         Set forth below is certain information regarding the current executive officers and directors of Wallace Resources:

                 Name                 AGE             Position

       Lewis R. Higgins                60      Chairman and President
       Marjorie P. Almquist            81      Secretary, Treasurer and Director

            Lewis R. Higgins, Chairman of the Board and President. Mr. Higgins has held these offices since November, 1999. His business career has been centered in the mining industry, having held executive positions in several mining and mining related companies. During the past seven years he has been employed as a business management consultant and is currently employed by the U.S. Postal Service. Mr. Higgins does not serve on any boards of reporting companies.

            Marjorie P. Almquist, Secretary, Treasurer and Director. Mrs. Almquist has held these offices since April, 1986. During the past seven years she has been retired. Mrs. Almquist does not serve on any boards of reporting companies.

         No audit committee has been active since the beginning of the last fiscal year.

Proposed Executive Officers and Directors after the Acquisition

                  NAME                               AGE               POSITION
                  Robert R. Rhodes                   35                Chief Executive Officer, Director
                  Patrick L. Anderson                40                Chief Technology Officer, Director
                  John B. Dewberry                   80                Director
                  Charles K. Stephenson, Sr.         69                Director
                  Michael M. Barbour                 58                Director

         Robert R. Rhodes (CPD/A, CPD/P, CSD, CSI, CSTI, MCP) serves as the Chief Executive Officer and Director for Systems Evolution, Incorporated. Mr. Rhodes has worked in software development and sales since 1986. Prior to his employment with Systems Evolution, Mr. Rhodes held positions at the BSG Alliance/IT and Software Integration Consulting Group. In 1993, he founded Systems Evolution, which at that time made extensive use of mentoring and training techniques to advance consulting services for knowledge transfer and the implementation of technical architecture. Mr. Rhodes refocused his attention to the emerging Internet arena in 1996, and became a Certified SilverStream Trainer as well as a trainer in other web technologies. In his management role at Systems Evolution, Mr. Rhodes has driven revenue and employee growth to new levels, and has expanded the company's focus to a full-service consultancy.

         Patrick L. Anderson (CPD/A, CPD/P, CSD, CSI, CSTI, MCP, MCT) serves Systems Evolution, Incorporated, as the Chief Technology Officer. He has over twenty years of experience in the software industry. Mr. Anderson's lucid technical vision has helped clients maximize the return on investment for their projects, and his deep knowledge of Internet-based architecture has produced premium enterprise solutions. He also teaches new technology and directs the Systems Evolution staff in critical customer support issues. Prior to his employment with Systems Evolution, Mr. Anderson worked for the office of the CTO of SilverStream Software, Inc., where he was a systems architect and project troubleshooter. Mr. Anderson has launched several companies; worked as an independent consultant, speaker, and trainer; and led development teams designing software for large distributed applications.

         John B. Dewberry, CPA, serves as Director on the Board of Directors for Systems Evolution Inc. Mr. Dewberry's long career in public accounting spans back to 1945 and include private businesses as well as public accounting practice. Early in his career, Mr. Dewberry was Chief Accountant at Western Gear Works. Mr. Dewberry then joined public accountants Peat Marwick Mitchell. From 1960 to the present, Mr. Dewberry has had a public accounting practice. Mr. Dewberry has been a director of Systems Evolution Inc. since 1995.

         Charles K. Stephenson, Sr., Director, has had a private law practice since 1965 in Harris County, Texas, and is licensed by State Bar of Texas. Currently, Mr. Stephenson is Vice President of Stephenson & Lowry, Inc., Chairman of the Board of MI-ZAPATA Energy, Inc. and Chairman of ADCS Investment Company Inc. Previously, Mr. Stephenson was corporate counsel for Consolidated Technical Services, Inc. before its acquisition by B&L Oil Company, Inc.

         Michael M. Barbour, Director, is currently Chief Executive Officer of MicroLight Corporation of America (http://www.microlightcorp.com) and director of Systems Evolution Inc. Mr. Barbour is the former CEO of a $60 million a year, NASDAQ listed, global healthcare company and was the 1998 recipient of Ernest and Young's Entrepreneur of Year Award in Healthcare. Mr. Barbour has over 30 years in the healthcare industry, raising over $30 million in debt and public equity financing as well as over $60 million in mergers and acquisitions.


                           EXECUTIVE COMPENSATION

         Wallace Resources has two part-time executive officers. There was no compensation paid to officers in 2002, 2001 and 2002. The directors of Wallace Resources are not compensated for their services in that capacity.


                               BOARD OF DIRECTORS

         Each director holds office until the next annual meeting of shareholders, and until his successor is elected and qualified. At present, Wallace Resources' bylaws require no fewer than one director. Currently, there are three directors of Wallace Resources. The bylaws permit the Board of Directors to fill any vacancy and the new director may serve until the next annual meeting of shareholders and until his successor is elected and qualified. Officers are elected by the Board of Directors and their terms of office are at the discretion of the Board. There are no family relations among any officers or directors of Wallace Resources. The officers of Wallace Resources devote part-time to the business of Wallace Resources.


             COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

         Section 16(a) of the Exchange Act, as amended, requires Wallace Resources' executive officers, directors and persons who beneficially own more than 10% of Wallace Resources' common stock to file reports of their beneficial ownership and changes in ownership (Forms 3, 4 and 5, and any amendment thereto) with the SEC. Executive officers, directors, and greater-than-ten percent holders are required to furnish Wallace Resources with copies of all Section 16(a) forms they file. Based solely on a review of the Forms 3 and 4 and amendments thereto furnished Wallace Resources pursuant to Rule 16a-3(c) during its most recent fiscal year and Form 5 and amendments thereto furnished Wallace Resources with respect to its most recent fiscal year, and any written representations to the effect that no Form 5 is required.



WALLACE RESOURCES, INC.

DATED: September 10, 2003